HF Financial Corp.
225 S. Main Avenue
Sioux Falls, SD  57104

November 14, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549-3628

Attention:  Peggy Kim, Special Counsel, Office of Mergers & Acquisitions

Re:                             HF Financial Corp.
Revised Preliminary Proxy Statement on Schedule 14A

Filed November 9, 2011
File No. 033-44383

Ladies and Gentlemen:

On behalf of HF Financial Corp. (the “Company”), we are responding to the letter from Peggy Kim dated November 10, 2011.  Our responses follow the comments included in such letter, which are presented in boldface type.  We filed a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy”), with the Commission today.

Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 5

1.              We note your disclosure in footnote (1).  Please revise to update the beneficial ownership table for PL Capital Group based on their recently filed amendment to Schedule 13D.

In response to the staff’s comment, we have revised the beneficial ownership table to reflect the beneficial ownership of the Company as of November 10, 2011 rather than the record date for the Meeting.

Proxy Contest, page 10

2.              We note that you refer to PL Capital as a New Jersey based hedge fund.  Please revise to clarify that the entities are incorporated in Delaware and that the entities are investment partnerships and investment companies, or advise us.  In addition, we note that PL Capital’s principal business office is in Naperville, Illinois; please revise to clarify or advise us.

We have removed the descriptor per the staff’s comment and our discussion with Peggy Kim on November 10, 2011.

3.              We note your response to comment six in our letter dated October 26, 2011.  Please revise your disclosure to describe your plans with respect to PL Capital’s nominee.  Specifically, please revise to state whether you plan to object or not to PL Capital’s nominee or whether you will refuse to seat Mr. Palmer if he is elected.

In response to the staff’s comment, we have added the following disclosure to the “Proxy Contest” section of the Revised Preliminary Proxy:

Although the Company has discussed the matter of PL Capital’s nominee and other actions with the staff of the Federal Reserve Board (the “FRB”), the FRB staff has not to date determined, and may not in the future determine, whether PL Capital is in violation of federal banking law.  Since the FRB reserves the right, based on facts and circumstances, at any time to find that an investor has a controlling influence, we cannot presently determine whether the FRB will act to preclude us from seating a nominee of PL Capital should he be elected.  If PL Capital’s nominee should be elected at the Meeting, the Company will seat him as a director if as of the date of the Meeting the FRB has not made a determination precluding such action.

The Company acknowledges that:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (605) 333-7544 or Joseph T. Kinning or Brett D. Anderson of Briggs and Morgan, P.A., our outside counsel, at (612) 977-8400.

Very truly yours,

HF Financial Corp.

/s/ Brent R. Olthoff
Brent R. Olthoff
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Michael M. Vekich
Joseph T. Kinning, Esq.
Brett D. Anderson, Esq.